UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

BBQ Holdings, Inc.

(Name of Subject Company)

Grill Merger Sub, Inc.

(Offeror)

(Names of Filing Persons)

MTY Franchising USA, Inc.

(Parent of Offeror)

(Names of Filing Persons)

MTY Food Group Inc.

(Indirect and Ultimate Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

698814100

(CUSIP Number of Class of Securities)

Eric Lefebvre

Chief Executive Officer

Grill Merger Sub, Inc.

MTY Franchising USA, Inc.

MTY Food Group Inc.

8210, route Transcanadienne

St. Laurent, QC, H4S 1M5

Canada

(514) 336-9222

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Shai Kalansky Steven G. Rowles Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130 United States of America (858) 720-5100	W. Todd Carlisle David W. Drum Dentons Sirote PC 2311 Highland Avenue South Birmingham, AL 35205 (205) 930-5100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$193,312,450	$17,920

*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 10,760,055 shares of issued and outstanding common stock, par value $0.01 per share (the “Shares”), of BBQ Holdings, Inc., a Minnesota corporation (“BBQ Holdings”), multiplied by the offer price of $17.25 per Share, (b) 321,490 Shares issuable pursuant to outstanding options to acquire Shares from BBQ Holdings with an exercise price less than the offer price of $17.25 per share, multiplied by $10.13, which is the offer price of $17.25 per Share less the weighted- average exercise price for such options of $7.12 per Share, and (c) 257,670 Shares issuable pursuant to outstanding time-based and performance- based restricted stock units multiplied by the offer price of $17.25 per Share. The calculation of the filing fee is based on information provided by BBQ Holdings as of August 8, 2022.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2022, issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $17,920	Filing Party: Grill Merger Sub, Inc.
Form or Registration No: Schedule TO	Date Filed: August 24, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments, modifications and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 24, 2022, by Grill Merger Sub, Inc. (“Purchaser”), a Minnesota corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“MTY”), a Tennessee corporation and a wholly owned subsidiary of MTY Food Group Inc. (“Parent”). The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of BBQ Holdings, Inc. (“BBQ Holdings”), at a price of $17.25 per Share, without interest, net to the seller in cash, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2022, a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended, modified or supplemented from time to time, constitutes the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference to the extent stated herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Item 11. Additional Information.

Item 11 of the Schedule TO (and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase) and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by:

Adding the following paragraphs as the second, third, fourth, fifth and sixth paragraphs under the heading “Certain Litigation”:

On August 31, 2022, Richard Lawrence, a purported shareholder, filed a lawsuit alleging violations of Sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) made in connection with the proposed Offer and related transactions in the United States District Court in the Southern District of New York. The complaint is captioned Lawrence v. BBQ Holdings, Inc., et al., case number 1:22-cv-7468. The complaint alleges, among other things, that BBQ Holdings and BBQ Holdings’ Board of Directors violated provisions of the Exchange Act by provision of a materially incomplete and misleading Solicitation Statement on Schedule 14D-9 (the “Solicitation Statement”), which Solicitation Statement recommends that BBQ Holdings shareholders tender their shares in support of the proposed transaction. As relief, the complaint seeks, among other things, (i) to enjoin BBQ Holdings from taking any steps to consummate the proposed transaction unless and until the material information requested in the complaint is disclosed, (ii) rescission of the proposed transaction or grant of rescissory damages, (iii) requiring the individual defendants to file a Solicitation Statement that does not contain any untrue statements of material fact, (iv) awarding of costs and expenses related to the action and (v) other and further relief. BBQ Holdings has informed Purchaser and MTY that the defendants believe that the complaint lacks merit.

On August 31, 2022, William Johnson, a purported shareholder, filed a lawsuit alleging violations of Sections 14(d), 14(e), and 20(a) of the Exchange Act made in connection with the proposed Offer and related transactions in the United States District Court in the Southern District of New York. The complaint is captioned Johnson v. BBQ Holdings, Inc., et al., case number 1:22-cv-7450. The complaint alleges, among other things, that BBQ Holdings and BBQ Holdings’ Board of Directors violated provisions of the Exchange Act by provision of a materially incomplete and misleading Solicitation Statement, which Solicitation Statement recommends that BBQ Holdings shareholders tender their shares in support of the proposed transaction. As relief, the complaint seeks, among other things, (i) to enjoin BBQ Holdings from taking any steps to consummate the proposed transaction unless and until the material information requested in the complaint is disclosed, (ii) rescission of the proposed transaction or grant of rescissory damages, (iii) requiring the individual defendants to file a Solicitation Statement that does not contain any untrue statements of material fact, (iv) awarding of costs and expenses related to the action and (v) other and further relief. BBQ Holdings has informed Purchaser and MTY that the defendants believe that the complaint lacks merit.

On September 1, 2022, Denise Redfield, a purported shareholder, filed a lawsuit alleging violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act made in connection with the proposed Offer and related transactions in the United States District Court in the Southern District of New York. The complaint is captioned Redfield v. BBQ Holdings, Inc., et al., case number 1:22-cv-7499. The complaint alleges, among other things, that BBQ Holdings and BBQ Holdings’ Board of Directors violated provisions of the Exchange Act by provision of a false and misleading Solicitation Statement. As relief, the complaint seeks, among other things, (i) to enjoin BBQ Holdings from taking any steps to consummate the proposed transaction, (ii) rescission of the proposed transaction or grant of rescissory damages, (iii) requiring the individual defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and states all material facts required or necessary to make the statements contained therein not misleading, (iv) declaring that the defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder, (v) awarding of costs and expenses related to the action and (vi) other and further relief. BBQ Holdings has informed Purchaser and MTY that the defendants believe that the complaint lacks merit.

On September 1, 2022, Marc Waterman, a purported shareholder, filed a lawsuit alleging violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act made in connection with the proposed Offer and related transactions in the United States District Court in the Southern District of New York. The complaint is captioned Waterman v. BBQ Holdings, Inc., et al., case number 1:22-cv-7506. The complaint alleges, among other things, that BBQ Holdings and BBQ Holdings’ Board of Directors violated provisions of the Exchange Act by provision of a false and misleading Solicitation Statement. As relief, the complaint seeks, among other things, (i) to enjoin BBQ Holdings from taking any steps to consummate the proposed transaction, (ii) rescission of the proposed transaction or grant of rescissory damages, (iii) requiring the individual defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and states all material facts required or necessary to make the statements contained therein not misleading, (iv) declaring that the defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder, (v) awarding of costs and expenses related to the action and (vi) other and further relief. BBQ Holdings has informed Purchaser and MTY that the defendants believe that the complaint lacks merit.

On September 2, 2022, Christopher Taylor, a purported shareholder, filed a lawsuit alleging violations of Sections 14(d), 14(e), and 20(a) of the Exchange Act made in connection with the proposed Offer and related transactions in the United States District Court in the Southern District of New York. The complaint is captioned Taylor v. BBQ Holdings, Inc., et al., case number 1:22-cv-7546. The complaint alleges, among other things, that BBQ Holdings and BBQ Holdings’ Board of Directors violated provisions of the Exchange Act by provision of a materially incomplete and misleading Solicitation Statement, which Solicitation Statement recommends that BBQ Holdings shareholders tender their shares in support of the proposed transaction. As relief, the complaint seeks, among other things, (i) to enjoin BBQ Holdings from filing an amendment to the Solicitation Statement unless certain information requested in the complaint is included in such amendment, (ii) to enjoin BBQ Holdings from taking any steps to consummate the proposed transaction unless and until the material information requested in the complaint is disclosed, (iii) rescission of the proposed transaction or grant of rescissory damages, (iv) an accounting of damages caused by such purported wrongdoing, (v) awarding of costs and expenses related to the action and (vi) other and further equitable relief. BBQ Holdings has informed Purchaser and MTY that the defendants believe that the complaint lacks merit.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated August 24, 2022.

(a)(1)(B)*	Letter of Transmittal, dated August 24, 2022.

(a)(1)(C)*	Notice of Guaranteed Delivery, dated August 24, 2022.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 24, 2022.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 24, 2022.

(a)(1)(F)*	Summary Advertisement, as published in the New York Times on August 24, 2022.

(a)(5)(A)*	Joint Press Release issued by MTY Food Group, Inc. and BBQ Holdings, Inc., dated August 9, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K by BBQ Holdings, Inc. filed on August 9, 2022).

(b)(1)*+	Second Amended and Restated Credit Agreement (“Credit Agreement”), dated as of September 23, 2019, among MTY Food Group Inc. and MTY Franchising USA, Inc. as Borrowers (the “Borrowers”), the guarantors named on the signature pages thereof, as Guarantors (the “Guarantors”), The Toronto-Dominion Bank as Canadian Agent (the “Canadian Agent”), Toronto Dominion (Texas) LLC as U.S. Agent (the “US Agent” and collectively with the Canadian Agent, the “Agents”), the financial institutions identified on the signature pages thereto as Revolving Lenders (the “Lenders”), TD Securities and National Bank Financial Markets as Co-Lead Arrangers and Joint Bookrunners, and Bank of Montreal and the Bank of Nova Scotia as Co-Documentation Agents.

(b)(2)*+	First Amending Agreement to the Credit Agreement dated as of May 22, 2020, among the Borrowers, the Guarantors, the Lenders and the Agents.

(b)(3)*+	Second Amending Agreement to the Credit Agreement dated as of April 22, 2021, among the Borrowers, the Guarantors, the Lenders and the Agents.

(d)(1)*	Agreement and Plan of Merger, dated as of August 8, 2022, by and among MTY Franchising USA, Inc., Grill Merger Sub, Inc. and BBQ Holdings, Inc. (incorporated by reference to Exhibit 2.1 to BBQ Holdings, Inc.’s Current Report on Form 8-K filed on August 9, 2022).

(d)(2)*	Confidentiality Agreement, dated as of May 31, 2022, by and between BBQ Holdings, Inc. and MTY Food Group Inc.

(d)(3)*	Tender and Support Agreement, by and among MTY Franchising USA, Inc., Grill Merger Sub, Inc. and each stockholder party thereto (incorporated by reference to Exhibit 99.1 to BBQ Holdings, Inc.’s Current Report on Form 8-K filed on August 9, 2022).

(d)(4)*	Guarantee, dated as of August 8, 2022, by MTY Food Group Inc. in favor of BBQ Holdings, Inc.

(d)(5)*	Letter of Intent, dated as of July 7, 2022, by and among MTY Franchising USA, Inc. and BBQ Holdings, Inc.

(d)(6)*	Letter of Intent, dated as of May 26, 2022, by and among MTY Franchising USA, Inc. and BBQ Holdings, Inc.

(g)	None.

(h)	None.

*	Previously filed.
+	Confidential portions of this exhibit have been omitted.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GRILL MERGER SUB, INC.

By:	/s/ Renee St-Onge
Name: Renee St-Onge
Title: Chief Financial Officer

MTY FRANCHISING USA, INC.

By:	/s/ Renee St-Onge
Name: Renee St-Onge
Title: Director

MTY FOOD GROUP INC.

By:	/s/ Renee St-Onge
Name: Renee St-Onge
Title: Chief Financial Officer

Dated: September 6, 2022